Exhibit 99.3

AMENDMENT TO THE
COMMONWEALTH INDUSTRIES, INC.
1997 STOCK INCENTIVE PLAN

THIS AMENDMENT TO THE COMMONWEALTH INDSTRIES, INC. 1997 STOCK INCENTIVE PLAN (the "Plan") is made and entered by Commonwealth Industries, Inc. (the "Company").

WHEREAS, pursuant to Section 16 of the Company’s 1997 Stock Incentive Plan, the Board of Directors of the Company (the “Board”) has the power and authority to amend the Plan, subject to the approval of the Company’s stockholders in respect to certain amendments;

WHEREAS, the Board, has determined to amend the Plan to increase the number of shares authorized for issuance thereunder, such amendment being adopted subject to approval of the Company’s stockholders.

NOW, THEREFORE, the Plan is amended as follows:

1.	The first sentence of Section 4 of the Plan is hereby amended in its entirety to provide as follows:

“4. Shares Subject to the Plan. The maximum number of shares of Common Stock available for grant of Awards under the Plan shall be 2,350,000, subject to adjustment pursuant to Section 13 and to the following provisions.”

2.	Section 6 of the Plan is amended by deleting the last paragraph at the end of the section.

3.	The foregoing amendments shall be effective upon their approval by the stockholders of the Company.

IN WITNESS WHEREOF, Commonwealth Industries, Inc. has caused this Amendment to the Plan to be executed by its duly authorized officer this 5th day of May, 2003.

Commonwealth Industries, Inc.
By:	/s/ MARK V. KAMINSKI

	Name: Title:	Mark V. Kaminski President and Chief Executive Officer